UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on July 23, 2009 providing its fleet update

Exhibit 1

OCEANFREIGHT INC. PROVIDES FLEET UPDATE

July 23, 2009 - Athens, Greece - OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services for both drybulk and energy commodities, today announced the following chartering and sale and purchase developments:

o

The Company has agreed to acquire a 2006 built 174,333 dwt Capesize bulk carrier for a purchase price of $61.25 million. The vessel is scheduled for delivery in the fourth quarter. Upon delivery to the Company, the vessel will commence employment on a time charter for a minimum period of 5 years and a maximum of 9 years at a gross rate of $26,250 per day.

o

The Company has agreed to sell the 1990 built 149,495 dwt Capesize bulk carrier, M/V Juneau, to a third party for a gross price of $19.9 million. Delivery of the vessel is expected to take place on expiration of the current charter and no later than November 20, 2009.

o

The previously announced sale of the 1996 Panamax M/V Lansing is now concluded, as the vessel was delivered to the new owners on July 1st 2009.

o

The previously announced purchase of a 2001 built Panamax, 74,716 dwt from a third party, has been terminated due to Sellers’ financiers not lifting their conditions to the sale.

o

The Company has entered into a time charter for the Panamax dry bulk carrier, M/V Richmond, that will commence on or before July 31, 2009, at a gross rate of $18,100 per day for a period of 11.5 months and a maximum of 14.5 months. This vessel became available following an early redelivery by the vessel’s present charterers. As agreed compensation for the early redelivery, the Company will receive a lump sum payment of $200,000.

o

The Company has entered into a time charter contract for the Panamax dry bulk carrier, M/V Topeka, that will commence on or before July 31, 2009, at a gross rate of $18,000 per day for a minimum period of 17 months and a maximum of 20 months. This fixture follows the default of the present charterer which is expected to commence insolvency proceedings. The Company plans to take full legal remedy against the charterer.

Anthony Kandylidis, Chief Executive Officer of the Company commented:

“We are pleased to have acquired a third high quality modern Capesize vessel, putting into good use the equity proceeds that we recently raised. Consistent with our strategy of secured revenues, we have fixed the vessel for a minimum period of five years generating approximately $44 million in gross charter hire over the minimum charter duration. Reflecting the charter agreements for the M/V Richmond and M/V Topeka, our time-charter coverage for 2009 is now 92%, and for 2010, 72%. Moving forward, supported with a strong balance sheet, we continue to look for opportunities to renew and grow our fleet.”

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 12 vessels, comprising of 8 drybulk vessels (1 Capesize, 7 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 0.9 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact: Demetris Nenes Tel: +30-210-8090-514 E-mail: management@oceanfreightinc.com	Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  July 23, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer